Exhibit 99.2

STANDARD LITHIUM PRICES UPSIZED $130 MILLION UNDERWRITTEN PUBLIC OFFERING

VANCOUVER, BC, October 16, 2025 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI), a leading near-commercial lithium company, announced the pricing of its previously announced underwritten public offering (the “Offering”) of 29,885,057 common shares (the “Common Shares”) at a price of US $4.35 per Common Share (the “Issue Price”) for aggregate gross proceeds to the Company of US $130 million.

The Offering is being conducted through a syndicate of underwriters led by Morgan Stanley and Evercore ISI as co-lead book-running managers and includes BMO Capital Markets, as a book-running manager, Canaccord Genuity, Raymond James, Roth Capital Partners and Stifel (together, the “Underwriters”).

The Company has granted the Underwriters an option to purchase up to 4,482,758 additional Common Shares (the “Over-Allotment Option”) at the Issue Price, exercisable, in whole or in part, for up to 30 days after the closing of the Offering.

The Company intends to use the net proceeds from the Offering to fund capital expenditures at the South West Arkansas Project and the Franklin Project in East Texas (each, as defined in the Prospectus Supplement (defined below)), and for working capital and for general corporate purposes.

Closing of the Offering is expected to occur on or about October 20, 2025, and is subject to customary closing conditions, including receipt of required approvals of the TSX Venture Exchange (“TSXV”) and the NYSE American.

In connection with the Offering, the Company filed, with the securities commissions in all of the provinces and territories of Canada other than Quebec, a preliminary prospectus supplement (the “Prospectus Supplement”) to the Company’s existing base shelf prospectus (the “Base Shelf Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada, and filed a preliminary prospectus supplement in the United States (the “U.S. Prospectus Supplement”, together with the Prospectus Supplement, the “Prospectus Supplements”) to the Company’s existing base shelf prospectus (the “U.S. Base Shelf Prospectus”, together with the Base Shelf Prospectus, the “Base Shelf Prospectuses”) forming part of an effective registration statement on Form F-10 (File No. 333-289110) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

The Offering is being made in the United States and in each of the provinces and territories of Canada, except Quebec. The Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement contain important information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement and the documents incorporated by reference therein before making an investment decision. The final prospectus supplement (together with the related Base Shelf Prospectus) will be available on SEDAR+ at www.sedarplus.ca. The final U.S. prospectus supplement (together with the Registration Statement) will be available on the SEC’s website at www.sec.gov. Alternatively, the final Prospectus Supplement (together with the related Base Shelf Prospectus) may be obtained, when available, upon request by contacting Morgan Stanley Canada Limited: Morgan Stanley and Co. LLC, 180 Varick St, 2nd Floor, or BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and the final U.S. Prospectus Supplement (together with the Registration Statement) may be obtained upon request, when available, by contacting Morgan Stanley & Co. LLC: 180 Varick St, 2nd Floor, or Evercore Group L.L.C.: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at (888) 474-0200 or by e-mail at ecm.prospectus@evercore.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplements, the Base Shelf Prospectuses or the Registration Statement.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas.

Standard Lithium trades on both the TSX Venture Exchange (the “TSXV”) and the NYSE American, LLC under the symbol “SLI”.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Investor Inquiries

Daniel Rosen

+1 604 409 8154

investors@standardlithium.com

Media Inquiries

media@standardlithium.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. The forward-looking statements contained herein may include, but are not limited to, information concerning the expected filing of the Prospectus Supplements, expected sale of Common Shares under the Offering, whether and when the Offering may close, the satisfaction of customary closing conditions related to the Offering, the anticipated use of proceeds from the Offering, anticipated use of the proceeds of the Offering, and statements regarding the anticipated benefits and impacts of the Offering. Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, that the completes the Offering, that the proceeds of the Offering will be deployed as anticipated, and the anticipated benefits and impacts of the Offering being realized. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: the ability of the Company to successfully close a financing, including filing the Prospectus Supplements, and completing the Offering, the anticipated use of proceeds from any offering made under the Company’s Base Shelf Prospectuses and any offerings to be conducted thereunder including the Offering, the benefits and impacts of the Offering not being as anticipated, the risks and uncertainties relating to exploration and development, the ability of the Company to obtain additional financing, the need to comply with environmental and governmental regulations in Canada and the United States, fluctuations in the prices of commodities, operating hazards and risks, competition and other risks and uncertainties and other such factors as are set forth in the Base Shelf Prospectuses and the Prospectus Supplements, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. and on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.